SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)*

                               Thomas Group, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    884402108
                                 (CUSIP Number)

                                 Edward P. Evans
                                Spring Hill Farm

                          712 Fifth Avenue, Suite 4900
                               New York, NY 10019
                                 (212) 765-9500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                September 7, 2001
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

CUSIP No. 884402108                    13D                  Page 2 of 7 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Edward P. Evans
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            PF See Item 3.
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                   342,668
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    21,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                   342,668
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    21,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                   363,668     See Item 5.
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                     8.7%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                      IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 884402108                    13D                  Page 3 of 7 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Edward P. Evans Foundation
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             OO See Item 3.
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Virginia
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                        0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   21,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                        0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    21,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                     21,000     See Item 5.
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                       0.5%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                        OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 884402108                    13D                  Page 4 of 7 Pages

Item 4.     Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following statement:

     On September 7, 2001, Mr. Evans sent a letter to the Issuer, a copy of which is attached hereto and incorporated by reference.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

     (a) Mr. Evans may be deemed to beneficially own, in the aggregate, 363,668 Shares representing approximately 8.7% of the Shares outstanding (based on 4,170,541 Shares outstanding as reported in the Issuer's Form 10-Q for the period ending June 30, 2001).

         (i) Mr. Evans directly owns 338,668 Shares for his own accounts and holds 4,000 Shares in an Uniform Gifts to Minor Act ("UGMA") account for a minor beneficiary. Mr. Evans is also the President, the settlor and one of the trustees of the Foundation. Accordingly, Mr. Evans may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) (1) the Shares he holds in the UGMA account and (2) the Shares as to which the Foundation possesses direct beneficial ownership.

        (ii) The Foundation directly owns 21,000 Shares.

     (b) (i) Mr. Evans has sole voting and dispositive power over 342,668 Shares and shared voting and dispositive power over 21,000 Shares.

        (ii) The Foundation has shared voting and dispositive power over 21,000 Shares.

     (c) On July 2, 2001, Mr. Evans received a distribution of 38,668 Shares as a result of a liquidation of his partnership interest in Hollybank Investment, L.P. At the time of the distribution, the Shares were valued at $9.1538 per Share. No other transactions related to the Share have been made within the last 60 days.

     (d) Each of the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares directly owned by it. Mr. Evans holds 4,000 Shares in a UGMA account for a minor beneficiary, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,000 Shares held in that account.

     (e) Not applicable

CUSIP No. 884402108                    13D                  Page 5 of 7 Pages


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

Item 6 has been amended and supplemented with the following statement:

     On September 7, 2001, Mr. Evans sent a letter to the Issuer, a copy of which is attached hereto and incorporated by reference.

Item 7.     Materials to be Filed as Exhibits.

Item 7 is here amended and restated as follows:

     Exhibit 1  Agreement of Joint Filing (1)

     Exhibit 2 Letter from Mr. Evans to the Board of Directors of the Issuer, dated September 7, 2001.

     (1) Filed as an exhibit to the Statement on Schedule 13D filed on August 10, 2000.

CUSIP No. 884402108                    13D                  Page 6 of 7 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  September 19, 2001


                                         /s/ Edward P. Evans
                                         ------------------------------
                                         Edward P. Evans, as
                                           an individual



                                         EDWARD P. EVANS FOUNDATION

                                         By:  /s/ Edward P. Evans
                                              --------------------------
                                              Edward P. Evans, as
                                              Trustee

CUSIP No.  884402108                 13D                    Page 7 of 7 Pages

                                    Exhibit 2

                                EDWARDS P. EVANS



September 7, 2001



The Board of Directors
C/O John R. Hamann
President & CEO
Thomas Group, Inc.
5221 North O'Connor Boulevard, Suite 500
Irving, TX 75039
By Registered Mail

Gentlemen:

The $50,000 annual outside Directors compensation and the $100,000 annual compensation of the Chairman at Thomas Group must have been set based on the size the company should have become. Now with the company running at $50 million in revenue it is two, if not three times what is appropriate for what the company has become.

I urge you to join the company's cost-cutting program and reduce board compensation 50%. It would send a constructive message to both the employees and shareholders.

Sincerely,

/s/ Edward P. Evans

Edward P. Evans

                   712 Fifth Avenue, New York, New York 10019
                          (212) 765-9500 (212) 765-9595